03 JAN 21 AM 7:21

CASSA DI RISPARMIO DI FIRENZE

Fondata nel 1829

January 16, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549
USA

03003321

Attention Ms Amy O'Brien

SUPPL

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

Dear Sirs,

Re. **Cassa di Risparmio di Firenze S.p.A. - File number 82-5126 - Information furnished pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934**

Please find enclosed the following document :

- **Press release:** **Adoption of the Code of behaviour concerning the internal dealing**

  Date distributed : December 16, 2002
  Num. of Annex A : 19
  English version of the Code and of the connected press release have been encluded.

In order to facilitate your work, I have included the Annex A.

Should you need any further information, please do not hesitate to contact me at (+39) 055 2612284.

Yours sincerely,

Marco Falleri
Investor Relations

dlw 1/27

Mod. MI 10208 Q - FI - 350.000 - 05/02

CASSA DI RISPARMIO DI FIRENZE

CODE OF BEHAVIOUR CONCERNING INTERNAL DEALING APPROVED

The Board of Directors of Cassa di Risparmio di Firenze S.p.A. has approved the Behavioral Code on Internal Dealing as required by Borsa Italiana S.p.A.

On the basis of the Code, all transactions executed by key Company personnel involving financial instruments issued by Cassa di Risparmio di Firenze S.p.A. will be reported to the market; such transactions include the exercise of stock options and other rights options, while key personnel refers to acting Statutory Auditors, Board Members, the Chief Executive, and other executives and personnel with access to information on the Company's situation and outlook in terms of operating performance and finances.

In detail, within ten stock market trading days after the end of each quarter, the market will receive a summary report of transactions executed by each key person if the total transaction amount for any individual during the quarterly period reaches between € 50,000 and € 250,000; if the € 250,000 mark is exceeded, the market will be notified immediately.

Firenze, 16 December 2002

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

CASSA DI RISPARMIO DI FIRENZE
- BANCA CR FIRENZE -

Public limited company

Code of Conduct on Internal Dealing

**Rules approved by the
Board of Directors on 16th December 2002**

Preamble and general outline

Borsa Italiana S.p.A. (the Italian Stock Exchange) requires listed companies to draw up "a code of conduct intended to regulate, with legally binding effect, requirements concerning information and any limitations relating to trading [...] carried out on their own account by significant persons, i.e. the company's directors, statutory auditors and managing directors, as well as any other person having access, by virtue of their duties within the company or its main subsidiaries, to facts which may determine significant changes in the company's or the group's economic and financial prospects and likely, if made public, to have a significant effect on the price of its listed financial instruments", relating to listed financial instruments issued by the company itself and by its subsidiaries, or their derivatives.

As a result, the Board of Directors of Cassa di Risparmio di Firenze S.p.A. has adopted this Code which, in accordance with the provisions of the Borsa Regulations, identifies individuals having the status of significant persons in addition to those identified in the Borsa provisions, establishes reporting requirements, sets out the time limits, content, and manner of transmission to be complied with, and identifies the corporate structure required to fulfil the information requirements with respect to the market.

The Borsa Regulation also provides that the company may impose restrictions on the activities of significant persons during certain periods of the year, as well as minimum thresholds above which a reporting requirement would arise, or time limits for the submission of reports that are more stringent than those set out in the Borsa's Regulation. For the moment, the Board of Directors does not feel that it is necessary to avail itself of these powers. In any case, the quantitative limits and the schedule for submitting reports may be modified on the initiative of the General Manager, who may take steps where necessary to provide more extensive and prompt information to the market.

Significant persons

Those persons that may be considered significant persons pursuant to this Code include the following:

a) members of the Board of Directors, the Board of Statutory Auditors and the General Manager;
b) executives in organizational positions reporting directly to Head Office;
c) employees, or other persons subject to hierarchical subordination, such as persons on secondment from other companies that are responsible for particular organizational units or corporate departments, or persons assigned to particular duties, identified by the General Manager, on the advice of the Investor Relations Department (currently the Group Integration and Investor Relations Department), as significant persons since, due to the nature of the duties performed, they are considered to be likely to acquire knowledge of the information referred to above.

The significant persons referred to in paragraph a) above shall sign a statement in the form set out in Annex 1, by which they undertake to comply with the provisions of this Code.

By 31st December 2002, the Secretary of the Board shall gather the statements of the said persons holding office at the date of approval of this Code, and thereafter, as promptly as possible, shall obtain statements from the persons who shall take such office, providing them with a copy of the statement.

The significant persons pursuant to paragraph b) and c) shall receive a copy of this Code together with two copies of an appropriate notice from the General Manager, one of which shall be signed for acceptance by the addressee, and returned to the company, and the other kept by the addressee. Notices for persons pursuant to paragraph b) shall be drawn up in the form set out in Annex II, and the designation of the status of such persons pursuant to paragraph c) shall be in accordance with criteria set out in Annex III.

Persons shall no longer be considered relevant persions in the following cases:

- for those persons meeting the criteria in paragraph a) after cessation of their duties;

- for those persons meeting the criteria in paragraph b) upon cessation of their duties or modification of their relationship with the organizational unit resulting in a different hierarchical relationship;
- for those persons meeting the criteria in paragraph c) as a result of revocation of the designation as a significant person, pursuant to the guidelines set out in annex IV. The revocation shall be formalized in the same terms by which the designation was formalized.

The Investor Relations Department shall be responsible for the following tasks:
- identifying, with the support of the Human Resources and Organization Department, within the context of corporate organization, the duties that are likely to involve coming into contact with information relating to the company's circumstances and prospects, as described in the preamble, and submitting to the General Manager the designations and revocations of qualifications with respect to significant persons pursuant to paragraph c);
- keeping copies of letters of acceptance from significant persons pursuant to paragraph a), preparing notices to significant persons pursuant to paragraph b), designation and revocation notices for significant persons to individuals pursuant to paragraph c), and keeping the relevant countersigned copies;
- keeping a list of names of the significant persons, with the start and end date of the designation.

Upon approval of this Code, a list of organizational units and corresponding persons in charge of designating significant persons pursuant to paragraphs b) and c) shall be contained in Annex V. The General Manager shall provide a report to the Board of Directors on a biannual basis, with respect to any changes in the information contained in the said Annex.

Reports from significant persons

Significant persons shall provide the company with the information necessary for the latter to fulfill its own information requirements with respect to the market, forwarding to the Investor Relations Department a summary report of transactions made in relation to the Financial Instruments in question, drawn up in accordance with the guidelines set out in Annexes VI and VII and taking into account the instructions provided below. The summaries, signed by the relevent persons, must be submitted to the Investor Relations Department at the company's registered office by the deadline set out in point 0 and sent in advance to the following email address: [redacted]. The Department shall promptly confirm reception of the notices.

The Investor Relations Department shall provide upon request to interested parties a soft copy of the guidelines contained in Annexes VI and VII.

Affected Financial Instruments

In accordance with Borsa Italiana Regulations, Financial Instruments in respect of which notices must be issued are:

a) "Listed financial Instruments issued by the issuer or by its subsidiaries, excluding non-convertible bonds;
b) Financial Instruments, including unlisted financial instruments that bear rights to subscribe, purchase or sell instruments as per the previous point;
c) derivative financial instruments, including covered warrants, arising from financial instruments as per paragraph (a), *including when their exercise takes place through payment of a cash differential."*

"Listed" financial instruments shall mean those traded on regulated markets in countries of the European Union set out in the list drawn up by CONSOB pursuant to section 63(2) of Legislative Decree 58/98, or those of countries outside the European Union recognized by CONSOB within the meaning of section 67(2) of Legislative Decree 58/98, and set out in the relevant section of the said list.

Significant persons may make enquiries with the Investor Relations Department in the event that there is any doubt concerning the type of instruments that have been the subject of transactions.

Calculating the cumulative value of transactions

In order to determine whether there is a requirement to report a transaction, significant persons must determine the cumulative value of transactions carried out during each quarter for all of the affected financial instruments, taking into account the following instructions.

As established by Borsa Italiana S.p.A.:

a) account shall be taken of transactions carried out by the spouse if not legally separated and by minor children and of transactions they have had carried out by nominees, trustees or subsidiary companies;
b) account shall not be taken of securities lending transactions where the significant person or one of the other persons referred to in subparagraph a) is the lender, or of the constitution of pledge or usufruct rights;
c) account shall not be taken of transactions carried out, even if by means of nominees or trustees, between the persons specified in subparagraph a);
d) account shall not be taken of transactions carried out in connection with the management of investment portfolios where the client has expressly and irrevocably renounced the right to give instructions, including where the renou8nciation is limited to the affected financial instruments;
e) for derivative financial instruments, warrants or covered warrants, market value shall be calculated by multiplying the number of shares controlled by a given instrument by the official price of the underlying asset on the day the relevant transaction is completed. for other financial instruments the effective quantity of the transaction is considered.

It should be noted that transactions that do not relate to the expression of intentional trading by significant persons, or transactions by other persons calculated together with those of the significant person, e.g. bequests, gratuitous transfers of shares, or the division or amalgamation of securities shall not be taken into consideration, .

By contrast, transactions such as subscription and acquisition of shares by exercising stock options and option rights shall be included.

Transactions that are not calculated need not be reported.

Significant persons may apply to the Investor Relations Department in cases of doubt with regard to the above.

Time and quantitative limits for submisssion of reports

The company is required to report information received from each significant person:

a) by the tenth trading day following the end of the quarter if the cumulative value of transactions relating to the significant person, calculated in accordance with the instructions set out at 0 is not less than €50,000;
b) "without delay" if the cumulative value of the transactions relating to the significant person effected during the quarter exceeds €250,000.

Significant persons shall accordingly forward their reports by the seventh trading day following the end of the quarter in the case set out at a), while if the event set out at b) has occurred, such reports must be forwarded by e-mail or fax, by 9 a.m. of the day following the transaction that resulted in the €250,000 threshold being exceeded. In any case, the significant persons shall undertake to provide the required reports as quickly as possible so that the information is disseminated on the market as promptly as possible.

No report is required if the transactions effected by the significant person has not reached an overall amount of €50,000 during the quarter.

The transaction shall be considered effected on the day in which the intention of all the parties necessary to define the conditions and to conduct the transaction itself is confirmed , rather than that, usually afterwards, on which the transaction is completed with the delivery of the securities and the payment of consideration. Therefore, for example, in purchase and sale transactions on the Borsa Italiana Telematic Share Market, reference is made to the so-called "execution" date.

In checking whether the reporting threshold has been reached, the following should be taken into account:

- at the beginning of every quarter, a fresh calculation must be initiated and transactions effected in the previous periods are no longer relevant;

- transactions already reported to the market pursuant to paragraph b) shall be excluded from the count made to assess the necessity for any further reports.

In the event that the threshold set out in paragraph a) is exceeded, significant persons should contact the Investor Relations Department to arrange for the preparation of quarterly reports.

Persons who no longer meet all of the conditions to be designated a significant person, including those set out in the following point 0 shall cease counting transactions starting from the termination of duties or the revocation of the designation. If the transactions counted up to this point give rise to the requirements pursuant to paragraphs a) and b), affected persons shall act accordingly, after which all requirements pursuant to this Code shall cease.

Disclosure by the Cassa di Risparmio di Firenze S.p.A.

The disclosures that the company is required to make to the market shall be compiled by the Investor Relations Department on the basis of reports received from the significant persons who, upon approval by the General Manager or, in the event of his or her absence or inability, by an officer designated by the former, shall also take care in disclosing the information in the manner and in accordance with the terms contained in the Borsa Italiana Regulation and related Instructions.

The Investor Relations Department may request the significant persons to provide clarification and additional information that may be necessary to make disclosure to the market.

Extension of the Code to subsidiary companies

The Board of Directors of the Banca CR Firenze S.p.A. considers that anycircumstances that may determine significant changes in the economic and financial prospects of some of its subsidiaries (relevant companies), if made public, could have a significant effect on the price of the listed financial instruments issued by the company. As a result it is necessary to extend the reporting requirement introduced by this Code to persons acting within such companies that have, by virtue of the nature of their duties, access to information relating to such circumstances.

The designation of relevant company shall be attributed to companies whose contribution to the net consolidated profit of the Banca CR Firenze S.p.A. is greater than 25% of the total during at least one quarter or six-month period, or with respect to the annual consolidated balance sheet; and is removed if the threshold is not exceeded for at least three consecutive subsequent quarters in periodic financial statements or in the balance sheet.

When the Board of Directors of the Banca CR Firenze S.p.A. approves the financial statements and consolidated balance sheet, the Investor Relations Department, with the assistance of the Accounting Department, shall arrange for assessment of whether the thresholds have been exceeded, and shall prepare the disclosure reports by means of which the subsidiary is notified of the designation or revocation of the status of relevant company.

The relevant companies shall acknowledge this Code by means of resolutions adopted by their own Boards. Within the context of such companies, the conditions for being attributed the status of significant person shall include the following:

a) members of the Board of Directors, the Board of Statutory Auditors and the General Manager;
b) employees, or other persons bound by hierarchical subordination, such as persons seconded from other companies that, by reason of the duties that have been assigned to them, shall be designated by the General Manager, on the advice of the Investor Relations Department, as significant persons, since they are considered to be likely to acquire knowledge of important circumstances such as would influence the price of the listed financial instruments issued by the Banca CR Firenze S.p.A.

The Head Offices of the relevant companies undertake to prepare, gather and forward to the Investor Relations Department the acceptances by significant persons pursuant to paragraph a), adopting the same methods as the corresponding individuals in the parent company, leading to the appointment of the Director, Acting Auditor, and General Manager of their company.

The executive boards of the companies shall prepare and forward to the Investor Relations Department the reports relating to designation and revocation of the status of significant persons pursuant to paragraph b), drawn up and finalized in the same manner as those provided for significant persons pursuant to paragraph c) of point **Errore. L'origine riferimento non è stata trovata.**.

Significant persons with subsidiaries shall be obliged to provide reports. provided for in point 0 to the Cassa di Risparmio di Firenze S.p.A, on the basis of the same conditions and in the manner provided for therein.

Persons shall no longer be considered relevant persions in the following cases:
- for persons pursuant to paragraph a): upon termination of their duties;
- for persons pursuant to paragraph b): upon revocation of designation by the subsidiary's General Manager;
- in any case upon revocation of status as a relevant company by the parent company.

The General Manager of the Banca CR Firenze S.p.A. shall advise the Board of Directors, at the first possible meeting, with respect to the designations and revocations of the status of relevant company.
At present no subsidiary of the Banca CR Firenze S.p.A. issues financial instruments that are listed on markets organized and managed by the Borsa Italiana S.p.A., including the New Market. If such were to occur, the board of directors of the subsidiary, prior to listing, must adopt a code with provisions that are identical to these herein and in which the Investor Relations Department of the parent company shall always act as the representative with respect to reporting transactions and management of the code.

Management and Compliance with the Code

This Code may only be modified by resolution of the Board of Directors of the Cassa di Risparmio di Firenze S.p.A., except for point 0 and the Annexes, which may modified by the General Manager in order to adapt them to any developments with respect to the regulatory requirements, and to introduce more stringent quantitative limits or schedules for reports where this is considered necessary to improve the information provided to the market. The General Manager shall promptly notify significant persons of any such modifications by means of a notice prepared by the Investor Relations Department, and refer them to the Board of Directors at the earliest meeting possible.

The administrator of this Code shall be the Investor Relations Department, which shall act to ensure that the said code is always adequate for the purposes of meeting the obligations placed upon the company, and in particular:
- to propose to the General Manager and to the Board of Directors any amendments that should be adopted as the regulatory scheme develops, and to forward the new approved text to interested parties;
- provide interpretation of regulatory provisions to interested parties;
- provide assistance to significant persons with respect to the drafting of the reports.

The obligations upon the significant persons shall enter into force on 1st January 2003. There failure to comply shall result in the attribution of responsiblity as set out in the current regulations. For employees, failure to comply may result in the application of penalties as set out in the Notice to Staff" issued in implementation of Article 7 of Law no. 300/70, without prejudice to any further responsibilities.

Florence, 16th December 2002
Cassa di Risparmio di Firenze S.p.A.
The Board of Directors

ANNEX A

REPORTING/DISCLOSURE REQUIREMENTS APPLICABLE TO CASSA DI RISPARMIO DI FIRENZE S.p.A. ("CRF")

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
1.	***Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report and (iii) the minutes of the shareholders' meeting which approved the annual financial statements. Consolidated annual reports of the CRF Group. The external auditors' reports. Financial statements of CRF's subsidiaries or a summary thereof. Summary of the main line items of the financial statements of CRF's affiliates.*** [1]	By the day following the date of approval of the annual financial statements by CRF's shareholders' meeting.	Arts. 77 and 96 of CONSOB Regulation No. 11971/99.	*Borsa Italiana* (Italian Stock Exchange) and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
	Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report, and (iii) the minutes of the shareholders' meeting which approved the annual financial statements.	Within 30 days from the date of approval of the annual financial statements by CRF's shareholders' meeting.	Art. 2435 of the Italian Civil Code.	The annual report and the minutes of the shareholders' meeting which approved the financial statements have to be filed with the local Companies' Register (*Ufficio del Registro delle Imprese*).

1 The minutes of the shareholders' meeting at which the financial statements are (or are not) approved must be made available to the public at the registered office of CRF and sent to the Italian Stock Exchange and CONSOB within seven days from the date of such shareholders' meeting. If the shareholders' meeting requires amendments to the financial statements, the financial statements as amended must be made available to the public and sent to the Italian Stock Exchange and CONSOB within three days from the relevant shareholders' meeting.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
2.	***Semi-annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' remarks, if any, and (iii) the external auditors' report, if any.***	Within four months of the end of the first semester of each accounting year.	Arts. 81 and 96 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
3.	***Quarterly reports.***	Within 45 days of the end of each quarter of each accounting year.	Arts. 82 and 96 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy. [2]
4.	***Prospectuses.***	Must be notified and registered with CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, prior to delivery to the public.	Art. 94 of Legislative Decree No. 58/1998.	CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, and the public at large.
5.	***Dividend declarations.***	Must be approved by shareholders at the annual general meeting that approves the financial statements and disclosed promptly to CONSOB, the Italian Stock Exchange and the public.	Art. 2433 of the Italian Civil Code.	Italian Stock Exchange and CONSOB. The information must be made available at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
6.	***Preliminary profit announcements.***	Must be disclosed promptly.	Arts. 66 and 68 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.
7.	***Periodic accounting information and budget announcements.***	Must be disclosed promptly.	Arts. 66 and 68 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.

2 Exemptions apply for quarterly reports due at the end of each semester and each accounting year, provided certain conditions are met.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
8.	***Board of Directors' resolutions concerning the approval of the financial statements of CRF and of the CRF group, the semi-annual accounts and proposals for dividend distribution.***	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.
9.	***Information and documents relating to mergers and demergers.***			
(a)	Merger/demerger proposal.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 2501 *bis* and Art. 2504 *octies* of the Italian Civil Code.	The information must be filed with the Companies' Register and a summary must be published in the Italian Official Gazette.
(b)	Merger/demerger proposal. Financial condition of the companies involved in the merger/demerger.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 70 and 90 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy no later than 25 days prior to the date of the relevant shareholders' meeting.
(c)	Report of the Board of Directors to the Shareholders on the merger/demerger.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 90 of CONSOB Regulation No. 11971/99.	CONSOB.
(d)	Information memorandum.	No later than 10 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Arts. 70 and 90 of CONSOB Regulation No. 11971/99.	CONSOB may require that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such information must be disclosed through the public announcement specified above sub (b).
(e)	Resolution of the shareholders' meeting which approved the merger/demerger.	Within 30 days from the date of the relevant shareholders' meeting.	Art. 90 of CONSOB Regulation No. 11971/99. Art. 2502 *bis* and Art. 2504 *novies* of the Italian Civil Code.	CONSOB. The information must be filed together with a number of attachments with the Companies' Register and a summary must be published in the Italian Official Gazette.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
(f)	Deed of merger/demerger.	Within 30 days of execution	Art. 2504 and Art. 2504	The information must be filed with the

		of the deed of merger/demerger.	*novies* of the Italian Civil Code.	Companies' Register.
(g)	Deed of merger/demerger.	Within 10 days of the registration of the deed of merger/demerger with the Companies' Register.	Art. 90 of CONSOB Regulation No. 11971/99.	CONSOB.
10.	***Information memorandum regarding acquisitions and disinvestments.***	No later than 15 days from CONSOB's request.	Arts. 71 and 91 of CONSOB Regulation No. 11971/99.	CONSOB may require, depending on the type and size of the acquisition/ Disinvestment, that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such document has to be disclosed promptly through a public announcement in at least one daily newspaper with national circulation in Italy.
11.	***Amendments to the by-laws.***			
(a)	Report of the Board of Directors to the shareholders on the proposed amendments (in the format set out by CONSOB).	At least 30 days prior to the date of the shareholders' meeting to which the amendments will be submitted.	Art. 92, par. 1, (a) of CONSOB Regulation No. 11971/99.	CONSOB.
		At least 15 days prior to the date of the shareholders' meeting to which the amendments will be submitted.	Art. 72, par. 2 of CONSOB Regulation No. 11971/99.	The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Amended text of the by-laws together with the resolution of the shareholders' meeting which approved the amendments.	Within 30 days from the date of the shareholders' meeting that approved the amendments.	Art. 2436 of the Italian Civil Code.	The information must be filed with the Companies' Register.
12.	***Issue of debt securities.***			
(a)	Report of the Board of Directors to the shareholders on the proposed issue of debt securities.	At least 30 days prior to the date of the shareholders' meeting to which the issue will be submitted.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
		At least 15 days prior to the date of the shareholders' meeting to which the issue will be submitted.	Art. 75 of CONSOB Regulation No. 11971/99.	The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Resolution of the shareholders' meeting which has approved the issue of the debt securities.	Within 30 days from the date of the relevant shareholders' meeting.	Art. 2411 of the Italian Civil Code.	The Companies' Register.
13.	***Changes in share capital.***			
(a)	Report of the Board of Directors to the shareholders on the proposed change in share capital.	At least 30 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
		At least 15 days [3] prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 72 of CONSOB Regulation No. 11971/99.	The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Report of the external auditors appointed by the Florence Court.[4]	At least 15 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 72 and 92 of CONSOB Regulation No. 11971/99.	CONSOB. The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(c)	Resolution of the shareholders' meeting which has approved the change in share capital.	Within 30 days from the date of the shareholders' meeting which has approved the change in share capital.	Art. 2436 of the Italian Civil Code.	The information must be filed with the Companies' Register.
			Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
(d)	Amended text of the by-laws.	Within 30 days from the date of the shareholders' meeting which has approved the change in share capital.	Art. 2436 of the Italian Civil Code.	The information (showing the new amount of share capital) must be filed with the Companies' Register.

Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute

3 In the event of a capital decrease due to losses, such period is reduced to eight days prior to the date of the shareholders' meeting to which the change in share capital will be submitted (art. 74 of CONSOB Regulation No. 11971/99). In this case, CRF must file with CONSOB the minutes of the shareholders' meeting which resolved upon the capital decrease due to losses, within 30 days from such meeting (art. 94 of CONSOB Regulation No. 11971/99).

4 Only when the increase in share capital is made with the exclusion of pre-emptive rights, or with assets in kind.

		Within 30 days from the date of filing with the Companies' Register.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
14.	***Acquisition/sale of treasury stock.***			
(a)	Report of the Board of Directors to the shareholders on the proposed acquisition or sale of treasury stock.	At least 15 days prior to the date of the shareholders' meeting to which the acquisition or sale of treasury stock will be submitted.	Arts. 73 and 93 of CONSOB Regulation No. 11971/99.	CONSOB. The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Minutes of the shareholders' meeting which approved the acquisition or sale of treasury stock.	Within 30 days from the relevant shareholders' meeting.	Art. 93 of CONSOB Regulation No. 11971/99.	CONSOB.
15.	***Notice of changes in directors, statutory auditors or general manager.***	Within 10 days of appointment/removal.	Art. 100 of CONSOB Regulation No. 11971/99.	Details of the new/resigned directors, statutory auditors or general manager must be filed with CONSOB.
	Notice of changes in directors.	Within 15 days of appointment/removal.	Art. 2383 of the Italian Civil Code.	Details of the new/resigned directors must be filed with Companies' Register.
16.	***Shareholders' meetings.***			
(a)	Notice convening shareholders' meetings stating, *inter alia*, agenda of meetings.	30 days before shareholders' meetings.	Ministerial Decree No. 437/98.	Publication in the Italian Official Gazette.
(b)	Directors' report on proposals included in the agenda.	15 days before shareholders' meeting.	Ministerial Decree No. 437/98.	Such information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
17.	***Trading on listed securities issued by CRF or other companies of the CRF Group or related securities.***	Within 3 working days from the end of each calendar month.	Arts. 87 and Annex 3F of CONSOB Regulation 11971/99.	CRF must deliver to CONSOB a report on the trades made by CRF or other companies of the CRF Group on listed securities issued by CRF or other companies of the CRF Group or related securities. Such information, provided that certain thresholds are met, must be made available to the public at the Italian Stock Exchange and through a press release to at least two press agencies, within five working days from the end of each calendar month.
18.	***Opening/closing of branches.***	Must be disclosed promptly.	Rules of the Companies' Register	The opening/closing of the branch must be notified to the Companies Register.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
19.	***Other material information.***	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99.	Any material information must be disclosed to CONSOB and the Italian Stock Exchange and made available to the public by way of a press release to at least two press agencies.

03 JAN 21 AM 7:21

CASSA DI RISPARMIO DI FIRENZE

Fondata nel 1829

January 16, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549
USA

Attention Ms Amy O'Brien

Dear Sirs,

Re. Cassa di Risparmio di Firenze S.p.A. - File number 82-5126 - Information furnished pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934

Please find enclosed the following document :

- **Press release: Shareholders' agreement extended**

  Date distributed : December 14, 2002
  Num. of Annex A : 19
  English version available.

In order to facilitate your work, I have included the Annex A.

Should you need any further information, please do not hesitate to contact me at (+39) 055 2612284.

Yours sincerely,

Marco Falleri
Investor Relations

Mod. MI 10208 Q - FI - 350.000 - 05/02

CASSA DI RISPARMIO DI FIRENZE

SHAREHOLDERS' AGREEMENT EXTENDED

As far as the Cassa di Risparmio di Firenze shareholders' agreement dated November 15, 1999 is concerned, the three shareholders involved (CR Firenze Foundation, BNP Paribas and SANPAOLOIMI) have today decided to extend its duration for additional six months to January 13, 2004.

The reason for the decision lies with the uncertainties connected to the new law governing the banking foundations. The three shareholders has decided to wait for a formal clarification of the legal framework.

January 14, 2003

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it
----
www.carifirenze.it/investor

ANNEX A

REPORTING/DISCLOSURE REQUIREMENTS APPLICABLE TO CASSA DI RISPARMIO DI FIRENZE S.p.A. ("CRF")

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
1.	***Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report and (iii) the minutes of the shareholders' meeting which approved the annual financial statements. Consolidated annual reports of the CRF Group. The external auditors' reports. Financial statements of CRF's subsidiaries or a summary thereof. Summary of the main line items of the financial statements of CRF's affiliates.*** [1]	By the day following the date of approval of the annual financial statements by CRF's shareholders' meeting.	Arts. 77 and 96 of CONSOB Regulation No. 11971/99.	*Borsa Italiana* (Italian Stock Exchange) and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
	Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report, and (iii) the minutes of the shareholders' meeting which approved the annual financial statements.	Within 30 days from the date of approval of the annual financial statements by CRF's shareholders' meeting.	Art. 2435 of the Italian Civil Code.	The annual report and the minutes of the shareholders' meeting which approved the financial statements have to be filed with the local Companies' Register (*Ufficio del Registro delle Imprese*).

1 The minutes of the shareholders' meeting at which the financial statements are (or are not) approved must be made available to the public at the registered office of CRF and sent to the Italian Stock Exchange and CONSOB within seven days from the date of such shareholders' meeting. If the shareholders' meeting requires amendments to the financial statements, the financial statements as amended must be made available to the public and sent to the Italian Stock Exchange and CONSOB within three days from the relevant shareholders' meeting.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
2.	***Semi-annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' remarks, if any, and (iii) the external auditors' report, if any.***	Within four months of the end of the first semester of each accounting year.	Arts. 81 and 96 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
3.	***Quarterly reports.***	Within 45 days of the end of each quarter of each accounting year.	Arts. 82 and 96 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy. [2]
4.	***Prospectuses.***	Must be notified and registered with CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, prior to delivery to the public.	Art. 94 of Legislative Decree No. 58/1998.	CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, and the public at large.
5.	***Dividend declarations.***	Must be approved by shareholders at the annual general meeting that approves the financial statements and disclosed promptly to CONSOB, the Italian Stock Exchange and the public.	Art. 2433 of the Italian Civil Code.	Italian Stock Exchange and CONSOB. The information must be made available at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
6.	***Preliminary profit announcements.***	Must be disclosed promptly.	Arts. 66 and 68 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.
7.	***Periodic accounting information and budget announcements.***	Must be disclosed promptly.	Arts. 66 and 68 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.

2 Exemptions apply for quarterly reports due at the end of each semester and each accounting year, provided certain conditions are met.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
8.	***Board of Directors' resolutions concerning the approval of the financial statements of CRF and of the CRF group, the semi-annual accounts and proposals for dividend distribution.***	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.
9.	***Information and documents relating to mergers and demergers.***			
(a)	Merger/demerger proposal.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 2501 *bis* and Art. 2504 *octies* of the Italian Civil Code.	The information must be filed with the Companies' Register and a summary must be published in the Italian Official Gazette.
(b)	Merger/demerger proposal. Financial condition of the companies involved in the merger/demerger.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 70 and 90 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy no later than 25 days prior to the date of the relevant shareholders' meeting.
(c)	Report of the Board of Directors to the Shareholders on the merger/demerger.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 90 of CONSOB Regulation No. 11971/99.	CONSOB.
(d)	Information memorandum.	No later than 10 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Arts. 70 and 90 of CONSOB Regulation No. 11971/99.	CONSOB may require that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such information must be disclosed through the public announcement specified above sub (b).
(e)	Resolution of the shareholders' meeting which approved the merger/demerger.	Within 30 days from the date of the relevant shareholders' meeting.	Art. 90 of CONSOB Regulation No. 11971/99. Art. 2502 *bis* and Art. 2504 *novies* of the Italian Civil Code.	CONSOB. The information must be filed together with a number of attachments with the Companies' Register and a summary must be published in the Italian Official Gazette.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
(f)	Deed of merger/demerger.	Within 30 days of execution	Art. 2504 and Art. 2504	The information must be filed with the

		of the deed of merger/demerger.	*novies* of the Italian Civil Code.	Companies' Register.
(g)	Deed of merger/demerger.	Within 10 days of the registration of the deed of merger/demerger with the Companies' Register.	Art. 90 of CONSOB Regulation No. 11971/99.	CONSOB.
10.	***Information memorandum regarding acquisitions and disinvestments.***	No later than 15 days from CONSOB's request.	Arts. 71 and 91 of CONSOB Regulation No. 11971/99.	CONSOB may require, depending on the type and size of the acquisition/ Disinvestment, that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such document has to be disclosed promptly through a public announcement in at least one daily newspaper with national circulation in Italy.
11.	***Amendments to the by-laws.***			
(a)	Report of the Board of Directors to the shareholders on the proposed amendments (in the format set out by CONSOB).	At least 30 days prior to the date of the shareholders' meeting to which the amendments will be submitted.	Art. 92, par. 1, (a) of CONSOB Regulation No. 11971/99.	CONSOB.
		At least 15 days prior to the date of the shareholders' meeting to which the amendments will be submitted.	Art. 72, par. 2 of CONSOB Regulation No. 11971/99.	The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Amended text of the by-laws together with the resolution of the shareholders' meeting which approved the amendments.	Within 30 days from the date of the shareholders' meeting that approved the amendments.	Art. 2436 of the Italian Civil Code.	The information must be filed with the Companies' Register.
12.	***Issue of debt securities.***			
(a)	Report of the Board of Directors to the shareholders on the proposed issue of debt securities.	At least 30 days prior to the date of the shareholders' meeting to which the issue will be submitted.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
		At least 15 days prior to the date of the shareholders' meeting to which the issue will be submitted.	Art. 75 of CONSOB Regulation No. 11971/99.	The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Resolution of the shareholders' meeting which has approved the issue of the debt securities.	Within 30 days from the date of the relevant shareholders' meeting.	Art. 2411 of the Italian Civil Code.	The Companies' Register.
13.	***Changes in share capital.***			
(a)	Report of the Board of Directors to the shareholders on the proposed change in share capital.	At least 30 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
		At least 15 days [3] prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 72 of CONSOB Regulation No. 11971/99.	The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Report of the external auditors appointed by the Florence Court.[4]	At least 15 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 72 and 92 of CONSOB Regulation No. 11971/99.	CONSOB. The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(c)	Resolution of the shareholders' meeting which has approved the change in share capital.	Within 30 days from the date of the shareholders' meeting which has approved the change in share capital.	Art. 2436 of the Italian Civil Code.	The information must be filed with the Companies' Register.
			Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
(d)	Amended text of the by-laws.	Within 30 days from the date of the shareholders' meeting which has approved the change in share capital.	Art. 2436 of the Italian Civil Code.	The information (showing the new amount of share capital) must be filed with the Companies' Register.

Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute

3 In the event of a capital decrease due to losses, such period is reduced to eight days prior to the date of the shareholders' meeting to which the change in share capital will be submitted (art. 74 of CONSOB Regulation No. 11971/99). In this case, CRF must file with CONSOB the minutes of the shareholders' meeting which resolved upon the capital decrease due to losses, within 30 days from such meeting (art. 94 of CONSOB Regulation No. 11971/99).

4 Only when the increase in share capital is made with the exclusion of pre-emptive rights, or with assets in kind.

	Within 30 days from the date of filing with the Companies' Register.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
14. ***Acquisition/sale of treasury stock.***			
(a) Report of the Board of Directors to the shareholders on the proposed acquisition or sale of treasury stock.	At least 15 days prior to the date of the shareholders' meeting to which the acquisition or sale of treasury stock will be submitted.	Arts. 73 and 93 of CONSOB Regulation No. 11971/99.	CONSOB. The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b) Minutes of the shareholders' meeting which approved the acquisition or sale of treasury stock.	Within 30 days from the relevant shareholders' meeting.	Art. 93 of CONSOB Regulation No. 11971/99.	CONSOB.
15. ***Notice of changes in directors, statutory auditors or general manager.***	Within 10 days of appointment/removal.	Art. 100 of CONSOB Regulation No. 11971/99.	Details of the new/resigned directors, statutory auditors or general manager must be filed with CONSOB.
Notice of changes in directors.	Within 15 days of appointment/removal.	Art. 2383 of the Italian Civil Code.	Details of the new/resigned directors must be filed with Companies' Register.
16. ***Shareholders' meetings.***			
(a) Notice convening shareholders' meetings stating, *inter alia*, agenda of meetings.	30 days before shareholders' meetings.	Ministerial Decree No. 437/98.	Publication in the Italian Official Gazette.
(b) Directors' report on proposals included in the agenda.	15 days before shareholders' meeting.	Ministerial Decree No. 437/98.	Such information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
17. ***Trading on listed securities issued by CRF or other companies of the CRF Group or related securities.***	Within 3 working days from the end of each calendar month.	Arts. 87 and Annex 3F of CONSOB Regulation 11971/99.	CRF must deliver to CONSOB a report on the trades made by CRF or other companies of the CRF Group on listed securities issued by CRF or other companies of the CRF Group or related securities. Such information, provided that certain thresholds are met, must be made available to the public at the Italian Stock Exchange and through a press release to at least two press agencies, within five working days from the end of each calendar month.
18. ***Opening/closing of branches.***	Must be disclosed promptly.	Rules of the Companies' Register	The opening/closing of the branch must be notified to the Companies Register.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
19.	***Other material information.***	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99.	Any material information must be disclosed to CONSOB and the Italian Stock Exchange and made available to the public by way of a press release to at least two press agencies.

Giusti Marco

Da: Campanile Michele
Inviato: giovedì 16 gennaio 2003 11.45
A: Maggioni Raffaele Giovanni; Marchi Massimo; Barbagli Carla; Taverni Claudio; Bonciani Nicola; Benelli Luigi; Domenici Luca; Marchi Massimo; Cao Riccardo
Cc: Mandro Maurizio; Foresti Luca; Giusti Marco; Di Iorio Pasquale; Berti Stefania; Capecchi Vanni
Oggetto: Acquisizione filiale Banco di Napoli - area Finanza ed Estero

In relazione alle attività **URGENTI** da espletare in riferimento al progetto di Acquisizione filiale Banco di Napoli, si trasmette in allegato la mappa degli incontri da svolgere nella prossima settimana.
Si richiede il massimo sforzo per assicurare la partecipazione secondo le date e gli orari previsti. In ogni caso occorre segnalare con tempestività eventuali indisponibilità o sostituzioni di persona.

I partecipanti indicati dovranno eventualmente coinvolgere i colleghi o collaboratori esperti sulle aree oggetto dell'agenda lavori.

Incontri interni preparatori:

Lunedì 20 gennaio ore 14:30 presso Ufficio Finanza DRUO -

Agenda:
- definizione modalità di trattamento dei prodotti/servizi/rapporti relativi a risparmio amministrato, gestito, assicurativo;
- preparazione dell'incontro in videoconferenza da tenersi con i colleghi del Banco di Napoli

Partecipanti necessari: Taverni; Benelli; Maggioni; Lucianò; Domenici; Marchi

Martedì 21 gennaio ore 14:30 presso Ufficio Finanza DRUO -

Agenda:
- definizione modalità di trattamento dei prodotti/servizi/rapporti relativi a Estero;
- preparazione dell'incontro in videoconferenza da tenersi con i colleghi del Banco di Napoli.

Partecipanti necessari: Taverni; Bonciani; Lucianò; Cao; Barbagli; Marchi

In allegato si trasmettono anche i primi documenti informativi sulla composizione della clientela e dei prodotti/servizi in essere presso la filiale del Banco di Napoli di Bologna.

primo invio BNL.zip   secondo invio BNL.zip

Michele Campanile
Responsabile Ufficio Finanza
D.R.U.O. - SERVIZIO ORGANIZZAZIONE
Cassa di Risparmio di Firenze S.p.A.
tel. 055.2613678 - fax 055.2733264
e-mail: michele.campanile@carifirenze.it

Giusti Marco

Da: Campanile Michele
Inviato: giovedì 16 gennaio 2003 11.52
A: Foresti Luca
Cc: Taverni Claudio; Luciano Luciano; Giusti Marco
Oggetto: Incontri videoconferenza con BN area finanza ed estero

Si propongono le seguenti date/orari per gli incontri di videoconferenza con BN.

Area Finanza (risparmio amministrato, gestioni, fondi, assicurazioni) : giovedì 23 gennaio, ore 14:30.

Area Estero : venerdì 24 gennaio, ore 14:30.

Per favore fammi sapere se confermi queste date e se provvedi tu alla prenotazione della sala per la videoconferenza.

Grazie.

Michele Campanile
Responsabile Ufficio Finanza
D.R.U.O. - SERVIZIO ORGANIZZAZIONE
Cassa di Risparmio di Firenze S.p.A.
tel. 055.2613678 - fax 055.2733264
e-mail: michele.campanile@carifirenze.it